

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

<u>Via Facsimile</u>
Mr. Thomas G. O'Brien
Treasurer and Secretary
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

> **Re:** **Amdocs Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2010**
> **Filed December 7, 2010**
> **File No. 001-14840**

Dear Mr. O'Brien:

We have reviewed your letter dated February 9, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 26, 2011

<u>General</u>

1. We note that your response includes the representations requested at the end of our prior comment letter but that your response was signed by Mr. Robert Schwed, your outside counsel, and was issued on the outside counsel letterhead. Please confirm that Mr. Schwed is authorized to act as your agent.

Mr. Thomas G. O'Brien
Amdocs Limited
March 8, 2011
Page 2

Form 20-F for the Fiscal Year Ended September 30, 2010

Item 8. Financial Information

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2. We note that your response to prior comment 2 indicates that you determine VSOE of fair value when a "substantial majority of standalone deals in the study fall within a range of plus or minus 15% from the midpoint." Please tell us what percentage you believe represents a "substantial majority" and why you believe that percentage constitutes a range that is sufficiently clustered to support a conclusion that VSOE of fair value exists. Additionally, describe how you determine VSOE of fair value for arrangements that are outside of the range.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief